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As filed with the Securities and Exchange Commission on July 24, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-T/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

SMC CORPORATION
(Name of Subject Company (Issuer))

MONACO COACH CORPORATION
SALMON ACQUISITION, INC.,
a wholly owned subsidiary of Monaco Coach Corporation
(Names of Filing Persons (Offerors))

COMMON STOCK
(Title of Class of Securities)

784460107
(CUSIP Number of Class of Securities)

Richard E. Bond, Esq.
Monaco Coach Corporation
91320 Industrial Way
Coburg, Oregon 97408
Telephone: (541) 686-8011
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)

with a copy to:
Henry P. Massey, Jr., Esq.
Michael J. Kennedy, Esq.
Eric John Finseth, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050
Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$21,258,716	$0

*
For purposes of calculating the filing fee only. This calculation assumes the purchase of 5,745,599 shares of common stock of SMC Corporation at the tender offer price of $3.70 per share of common stock.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.
Amount Previously Paid:	$4,252	Filing Party:	Monaco Coach Corporation
Form or Registration No.:	Schedule TO-T (5-49775)	Date Filed:	July 5, 2001
/
/  Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/
Third-Party Tender Offer Subject to Rule 14d-1.

/
/  Issuer Tender Offer Subject to Rule 13e-4.

/
/  Going-Private Transaction Subject to Rule 13e-3.

/
/  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Schedule TO-T/A (Amendment No. 1) amends the Tender Offer Statement on Schedule TO-T filed with the Commission on July 5, 2001 by Salmon Acquisition, Inc., an Oregon corporation (the "Purchaser") and a wholly owned subsidiary of Monaco Coach Corporation, a Delaware corporation ("Parent"), relating to Purchaser's offer to purchase all the outstanding shares of Common Stock (the "Shares") of SMC Corporation, an Oregon corporation (the "Company"), at a purchase price of $3.70 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed with such Schedule TO-T on July 5, 2001 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO-T/A is being filed on behalf of Purchaser and Parent.

ITEM 2. Subject Company Information.

The final sentence of the final paragraph of Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase on page 18 thereof is hereby amended to read in its entirety as follows:

  "Although Parent and Purchaser do not have any knowledge that any such information is untrue, neither Purchaser nor Parent has verified the accuracy or completeness of such information or verified that there has been no failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information."

ITEM 4. Terms of the Transaction.

The words "September 3, 2001" in the first paragraph of Section 3 ("Withdrawal Rights") of the Offer to Purchase on page 12 thereof are hereby changed to the words "September 2, 2001".

The first clause (through the first colon to appear) of the first sentence of the subsection entitled "Termination of the Merger Agreement" under the subsection entitled "The Merger Agreement" under Section 12 ("Purpose of the Offer; the Merger Agreement; Plans for the Company") of the Offer to Purchase on page 23 thereof is hereby amended to read in its entirety as follows:

  "The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, in the case of the Offer at any time prior to expiration of the Offer and in the case of the Merger at any time prior to the Effective Time of the Merger:"

The first paragraph (through the first colon to appear) of Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase on page 33 thereof is hereby amended to read in its entirety as follows:

  "The Merger Agreement provides that, notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer as to any Shares not then paid for if (i) the Minimum Condition has not been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or (iii) at any time after the date of the Merger Agreement and prior to expiration of the Offer (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following conditions exists:"

1

The second to last paragraph of Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase on page 35 thereof is hereby amended to read in its entirety as follows:

  "The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time prior to expiration of the Offer, in the sole discretion of Parent. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to expiration of the Offer."

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

The first sentence of the final paragraph of Section 11 ("Contacts and Transactions with the Company; Background of the Offer") of the Offer to Purchase on page 21 thereof is hereby amended to read in its entirety as follows:

  "During the Offer, Parent intends to have ongoing contacts with the Company and its directors, officers and shareholders."

ITEM 7. Source and Amount of Funds or Other Consideration.

The second sentence of the second paragraph of Section 10 ("Source and Amount of Funds") of the Offer to Purchase on page 19 thereof is hereby amended to read in its entirety as follows:

  "Purchaser plans to obtain all funds needed for the Offer and the Merger through capital contributions that will be made by Parent to Purchaser."

ITEM 12. Exhibits.

(a)(1)(A)*	Offer to Purchase dated July 5, 2001.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Parent on June 25, 2001 (incorporated by reference to Parent's Schedule TO (preliminary communication) filed with the Commission on June 25, 2001, Exhibit 99.(a)(5)).
(a)(1)(H)*	Summary Newspaper Advertisement published July 5, 2001 in the New York Times.
(a)(1)(I)	Transcript of Parent's telephonic conference call with investors on June 26, 2001.
(a)(1)(J)	Press Release issued by Parent on July 23, 2001.

2

(a)(1)(K)	Press Release issued by Parent on July 24, 2001.
(b)(1)
Credit Agreement dated January 12, 2001 by and between Parent and U.S. Bank N.A. (incorporated by reference to Parent's Quarterly Report on Form 10-Q filed with the Commission on May 15, 2001, Exhibit 10.1).
(b)(2)	Waiver Letter received July 5, 2001 from U.S. Bank N.A.
(d)(1)
Agreement and Plan of Merger dated as of June 23, 2001, among Parent, Purchaser and the Company (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(2)(b)).
(d)(2)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Mathew M. Perlot (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(a)).
(d)(3)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Curtis W. Lawler (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(b)).
(d)(4)*	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Mathew M. Perlot.
(d)(5)*	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Curtis W. Lawler.
(d)(6)*	Confidentiality Agreement dated March 21, 2001 between Parent, the Company and McDonald Investments Inc.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on July 5, 2001 as an exhibit to Schedule TO-T.

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SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALMON ACQUISITION, INC.
By:	/s/ JOHN W. NEPUTE Name: John W. Nepute Title: President
MONACO COACH CORPORATION
By:	/s/ JOHN W. NEPUTE Name: John W. Nepute Title: President

Dated: July 24, 2001

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INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)(A)*	Offer to Purchase dated July 5, 2001.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Parent on June 25, 2001 (incorporated by reference to Parent's Schedule TO (preliminary communication) filed with the Commission on June 25, 2001, Exhibit 99.(a)(5)).
(a)(1)(H)*	Summary Newspaper Advertisement published July 5, 2001 in the New York Times.
(a)(1)(I)	Transcript of Parent's telephonic conference call with investors on June 26, 2001.
(a)(1)(J)	Press Release issued by Parent on July 23, 2001.
(a)(1)(K)	Press Release issued by Parent on July 24, 2001.
(b)(1)
Credit Agreement dated January 12, 2001 by and between Parent and U.S. Bank N.A. (incorporated by reference to Parent's Quarterly Report on Form 10-Q filed with the Commission on May 15, 2001, Exhibit 10.1).
(b)(2)	Waiver Letter received July 5, 2001 from U.S. Bank N.A.
(d)(1)
Agreement and Plan of Merger dated as of June 23, 2001, among Parent, Purchaser and the Company (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(2)(b)).
(d)(2)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Mathew M. Perlot (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(a)).
(d)(3)
Shareholder's Agreement dated as of June 23, 2001, among Parent, Purchaser and Curtis W. Lawler (incorporated by reference to Parent's Schedule 13D filed with the Commission on July 3, 2001, Exhibit 99.(3)(b)).
(d)(4)*	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Mathew M. Perlot.
(d)(5)*	Letter Agreement dated as of June 22, 2001, among Parent, the Company and Curtis W. Lawler.
(d)(6)*	Confidentiality Agreement dated March 21, 2001 between Parent, the Company and McDonald Investments Inc.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on July 5, 2001 as an exhibit to Schedule TO-T.

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SIGNATURES
INDEX TO EXHIBITS